Rec'd 5/30/06



06009159

BB 7/7

SE[illegible] [illegible]MMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	January 31, 2007
Estimated average burden hours per response	12.00

SECURITIES AND EXC[illegible] REC[illegible]

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

MAY 30 2006

BRANCH OF REGISTRATIONS AND EXAMINATIONS

08

SEC FILE NUMBER
8-48554

AB 7/8

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/05 AND ENDING 03/31/06
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
MONEY MARKET 1 INSTITUTIONAL INVESTMENT DEALER

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
260 CALIFORNIA STREET, SUITE 200
(No. and Street)

SAN FRANCISCO CALIFORNIA 94111
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
MR. LEE EPSTEIN (415) 658-4600
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
STONEFIELD JOSEPHSON, INC. CERTIFIED PUBLIC ACCOUNTANTS
(Name – *if individual, state last, first, middle name*)

101 MONTGOMERY STREET, SUITE 1900, SAN FRANCISCO, CALIFORNIA 94104
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JUL 10 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

BM AB 7/8/06

OATH OR AFFIRMATION

I, Lee Epstein, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to Money Market 1 Institutional Investment Dealer for the year ended March 31, 2006, are true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature

Chief Executive Officer
Title

State of California, County of San Francisco
Subscribed and sworn to before me this 23rd
Day of May, 2006, by
Lee Epstein
personally known to me or proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

Notary Public, California

Notary Public

APRIL M. JOHNSON
COMM. #1615088
NOTARY PUBLIC-CALIFORNIA
SAN FRANCISCO COUNTY
My Comm Expires Nov. 13 2009

MONEY MARKET 1 INSTITUTIONAL INVESTMENT DEALER

TABLE OF CONTENTS

This report contains (check all applicable boxes):


STONEFIELD
JOSEPHSON, Inc.

Money Market 1
Institutional Investment Dealer

Financial Statements

Year Ended March 31, 2006


STONEFIELD
JOSEPHSON, Inc.


STONEFIELD
JOSEPHSON, Inc.


STONEFIELD
JOSEPHSON, Inc.
Certified Public Accountants
Business Advisors

Independent Auditors' Report

Board of Directors
Money Market 1 Institutional Investment Dealer
San Francisco, California

We have audited the accompanying statement of financial condition of Money Market 1 Institutional Investment Dealer as of March 31, 2006, and the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Money Market 1 Institutional Investment Dealer as of March 31, 2006, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit has been made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in pages 10, 11, and 12 is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Stonefield Josephson, Inc.
CERTIFIED PUBLIC ACCOUNTANTS

San Francisco, California
May 9, 2006

WWW.SJACCOUNTING.COM

Los Angeles	Orange County	San Francisco	East Bay
2049 Century Park East	4 Park Plaza	101 Montgomery Street	1333 N. California Boulevard
Suite 400	Suite 900	Suite 1900	Suite 470
Los Angeles, California 90067	Irvine, California 92614	San Francisco, California 94104	Walnut Creek, California 94596
TEL: 310.453.9400	TEL: 949.653.9400	TEL: 415.981.9400	TEL: 925.938.9400
FAX: 310.453.1187	FAX: 949.833.3582	FAX: 415.391.2310	FAX: 925.930.0107

Money Market 1 Institutional Investment Dealer
Statement of Financial Condition
March 31, 2006

Assets

Cash	$ 17,381
Receivable from brokers, dealers, and clearing organizations	100,624
Securities	41,076
Due from parent company	16,007
	$ 175,088

Liabilities and Stockholders' Equity

Liabilities:	
Payable to clearing organization	$ 1,275
Accounts payable and accrued expenses	8,528
Total liabilities, all current	9,803
Stockholders' equity:	
Common stock; $1 par value, 1,000,000 shares authorized; 150,000 shares outstanding	150,000
Additional paid-in capital	50,000
Accumulated deficit	(34,715)
Total stockholders' equity	165,285
	$ 175,088

The accompanying notes form an integral part of these financial statements.


STONEFIELD
JOSEPHSON, Inc.

Money Market 1 Institutional Investment Dealer
Statement of Operations
Year Ended March 31, 2006

	Amount
Revenues:	
Commissions	$ 1,082,308
Trading	125,060
Interest	444
Total revenues	1,207,812
Operating expenses:	
Management fees	1,344,200
General and administrative	89,525
Total operating expenses	1,433,725
Loss before income tax benefit	(225,913)
Income tax benefit	56,500
Net loss	$ (169,413)

The accompanying notes form an integral part of these financial statements.

STONEFIELD JOSEPHSON, Inc.

Money Market 1 Institutional Investment Dealer
Statement of Changes in Stockholders' Equity
Year Ended March 31, 2006

	Common Stock		Additional Paid-In Capital	Retained Earnings (Accumulated Deficit)	Total Stockholders' Equity
	Shares	Amount			
Balance, March 31, 2005	150,000	$ 150,000	$ 50,000	$ 134,698	$ 334,698
Net loss				(169,413)	(169,413)
Balance, March 31, 2006	150,000	$ 150,000	$ 50,000	$ (34,715)	$ 165,285

The accompanying notes form an integral part of these financial statements.


STONEFIELD
JOSEPHSON, Inc.

MONEY MARKET 1 INSTITUTIONAL
INVESTMENT DEALER

Money Market 1 Institutional Investment Dealer
Statement of Cash Flows
Year Ended March 31, 2006
Increase (Decrease) in Cash

Cash flows provided by (used for) operating activities:	
Net loss	$ (169,413)
Adjustments to reconcile net loss to net cash used for operating activities -	
revaluation of securities	(36,143)
Changes in assets and liabilities:	
Increase in assets:	
Receivable from brokers, dealers, and clearing organizations	(15,932)
Due from parent company	(16,007)
Increase (decrease) in liabilities:	
Payable to clearing organization	1,275
Accounts payable and accrued expenses	7,528
Due to parent company	(2,530)
Total adjustments	(61,809)
Net cash used for operating activities	(231,222)
Net decrease in cash	(231,222)
Cash, beginning of year	248,603
Cash, end of year	$ 17,381
Supplemental disclosure of cash flow information - state income taxes paid	$ 800

The accompanying notes form an integral part of these financial statements.

(1) Organization and Significant Accounting Policies:

Organization

Money Market 1 Institutional Investment Dealer (the "Company") was incorporated in June 1995 in the state of California. The Company's primary business is that of a securities broker-dealer with accounts throughout the United States, and it is a member of the National Association of Securities Dealers. The Company is a wholly owned subsidiary of Aldica, Inc. (the "Parent").

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash

Cash Equivalents

The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents. The Company has no cash equivalents as of year end.

Concentration of Credit Risk

The Company maintains its cash in bank deposit accounts, which at times may exceed federally insured limits. The Company has not experienced any losses in such accounts.

Securities

Securities include stocks and warrants to purchase common stock of a company. These securities are valued at fair market value and are classified as available for sale.

The fair value for the warrants was estimated using a Black-Scholes option pricing model for the year ended March 31, 2006. The fair value calculations are based on the following assumptions: risk-free interest rate of 4.67%, expected volatility of 52.50%, expected dividend yield of 0.00%, and expected life of 0.25 years.


STONEFIELD
JOSEPHSON, Inc.

(1) Organization and Significant Accounting Policies (Continued):

Commission and Trading Revenue

The Company derives revenue from commissions and concessions related to the sale of money market and short-term instruments. Revenue is recognized on a trade-date basis. Approximately 43.40% of the Company's commission revenue for the year ended March 31, 2006, was from two major investment dealers. Accounts receivable from these dealers at March 31, 2006, was approximately $42,000.

Allowance for Doubtful Accounts

Allowance for doubtful accounts is provided when the receivables are considered past due or delinquent based on age of the accounts or how recently payments have been received. Also, any economic factors that affect the collection of the receivables are taken into consideration. No allowance for doubtful accounts is provided in the year ended March 31, 2006, based on policy above.

Securities Transactions

Securities transactions recorded by the Company are executed and carried by an independent broker-dealer on a fully disclosed basis. The Company does not receive or hold customers' securities or funds. Transactions are recorded on a trade-date basis. The Company has a policy of reviewing, as considered necessary, the credit standing of the broker with which it conducts business. The Company is required to maintain certain deposits with its clearing broker. These deposits are reflected as a receivable from brokers, dealers, and clearing organizations.

Income Taxes

The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards ("SFAS") No. 109, "Accounting for Income Taxes". SFAS No. 109 requires the recognition of deferred tax liabilities and assets at tax rates expected to be in effect when these balances reverse. Future tax benefits attributable to temporary differences, if any, are recognized to the extent that realization of such benefits is more likely than not.

(2) Related-Party Transactions:

The Company and its Parent share office space and share the services of various salaried employees. Under the terms of an oral operating agreement between the Company and the Parent (the "Operating Agreement"), the Parent pays all costs incurred in connection with the maintenance of the shared office space. The Company pays all accounting, regulatory, and


STONEFIELD
JOSEPHSON, Inc.

(2) Related-Party Transactions (Continued):

clearing fees related to its operations. The Parent pays personnel, promotional, communications, and other costs of the Company. The Company pays a management fee in consideration for these facilities and services.

During the year ended March 31, 2006, the Company paid management fees of $1,344,200 to the Parent.

In accordance with the Operating Agreement, certain amounts paid by the Parent are not allocated between the Parent and the Company. As a result, the Company's financial position and results of operations may not be indicative of conditions that would have existed or results that would have occurred had the Company operated as an unaffiliated entity.

(3) Regulatory Requirements:

The Company is subject to the Uniform Net Capital Rule (the "Rule") under the Securities Exchange Act of 1934. The Company computes net capital under the aggregate indebtedness method of the Rule, which, at March 31, 2006, required the maintenance of minimum net capital of the greater of six and two-thirds percent (6-2/3%) of aggregate indebtedness or $5,000 and required that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15.00 to 1.00. At March 31, 2006, the Company had net capital of $130,684, which was $125,684 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was 0.08 to 1.00 at March 31, 2006.

(4) Financial Instruments with Off-Balance-Sheet Credit Risk and Concentrations of Credit Risk:

As a securities broker, the Company's transactions are executed with and on behalf of customers. The Company introduces these transactions for clearance to one clearing firm on a fully disclosed basis.

In the normal course of business, the Company's customer activities involve the execution of securities transactions and settlement by its clearing broker. As the agreement between the Company and its clearing broker provides that the Company is obligated to assume any exposure related to nonperformance by its customers, these activities may expose the Company to off-balance-sheet credit risk in the event the customer is unable to fulfill its contracted obligations. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices in order to fulfill the customer's obligations. As of March 31, 2006, customer obligations to the clearing broker were collateralized by securities with a market value in excess of obligations.

(4) Financial Instruments with Off-Balance-Sheet Credit Risk and Concentrations of Credit Risk (Continued):

The Company seeks to control off-balance-sheet credit risk by monitoring its customer transactions and reviewing information it receives from its clearing broker on a daily basis and reserving for doubtful accounts when necessary.

(5) Income Taxes:

The Company files consolidated income tax returns with its Parent. The following provision for income taxes has been computed as though the Company files its income tax returns separately. The receivable for income tax benefit is recorded as a reduction of the parent inter-company payable. Deferred taxes are recorded by the Parent.

The provision of income tax benefit for the year ended March 31, 2006, is as follows:

Federal	$ 33,900
State	22,600
	$ 56,500

(6) Subsequent Event:

On May 5, 2006, the Company paid $24,000 to convert securities as reported in the balance sheet at March 31, 2006, into marketable common stock securities.


STONEFIELD
JOSEPHSON, Inc.

Money Market 1 Institutional Investment Dealer
Computation of Net Capital for Brokers and Dealers
Pursuant to Rule 15c3-1 Under the Securities and Exchange Act of 1934
March 31, 2006

Computation of Net Capital:

Stockholders' equity	$ 165,285
Less nonallowable assets:	
Receivable from brokers, dealers and clearing organization greater than 30 days	(3,735)
Securities or receivables, not readily marketable	(29,064)
Net capital before haircuts	132,486
Haircuts on stocks	(1,802)
Net capital	$ 130,684

Computation of Aggregate Indebtedness:

Total aggregate indebtedness from statement of financial condition	$ 9,803
Ratio of aggregate indebtedness to net capital	0.08

Computation of Basic Net Capital Requirement:

Minimum net capital required (6-2/3% of aggregate indebtedness)	$ 653
Minimum dollar net capital requirement	$ 5,000
Net capital requirement (greater of above two amounts)	$ 5,000
Excess net capital	$ 125,684


STONEFIELD
JOSEPHSON, Inc.

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(ii) of the Rule.


STONEFIELD
JOSEPHSON, Inc.

Per original filing	$	76,714
Audit adjustment to record tax benefits		56,500
Audit adjustment to record prior year audit adjustments		(2,530)
Per this filing	$	130,684


STONEFIELD
JOSEPHSON, Inc.


STONEFIELD JOSEPHSON, Inc.
Certified Public Accountants
Business Advisors

Independent Auditors' Report On Internal Control
Required By Rule 17a-5 Of The Securities And Exchange Commission

To the Members of
Money Market 1 Institutional Investment Dealer
San Francisco, California

In planning and performing our audit of the financial statements and supplemental schedules of Money Market 1 Institutional Investment Dealer for the year ended March 31, 2006, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons.
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and for the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles.

WWW.SJACCOUNTING.COM

Los Angeles
2049 Century Park East
Suite 400
Los Angeles, California 90067
TEL: 310.453.9400
FAX: 310.453.1187

Orange County
4 Park Plaza
Suite 900
Irvine, California 92614
TEL: 949.653.9400
FAX: 949.833.3582

San Francisco
101 Montgomery Street
Suite 1900
San Francisco, California 94104
TEL: 415.981.9400
FAX: 415.391.2310

East Bay
1333 N. California Boulevard
Suite 470
Walnut Creek, California 94596
TEL: 925.938.9400
FAX: 925.930.0107

Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at March 31, 2006, to meet the SEC's objectives.

This report is intended solely for the information and use of the Member, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be and should not be used by anyone other than these specified parties.

Stonefield Josephson, Inc.

CERTIFIED PUBLIC ACCOUNTANTS

San Francisco, California
May 9, 2006


STONEFIELD
JOSEPHSON, Inc.